UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Hardie, James R.
   1060 Alleghany Road


   Attica, NY  14011-9520
2. Issuer Name and Ticker or Trading Symbol
   Tompkins Trustco, Inc. (TMP)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   08/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     64,712         D  Direct
Common Stock - ESOP                           08/21/02    J        640           D  $45.8181     0              I  by Managed Accoun
                                                                                                                   t
Common Stock - ESOP                           08/21/02    J        74            D  $45.8181     0              I  by Spouse
Common Stock - Pension                        08/19/02    J        768           D  $46.0247     0              I  by Managed Accoun
                                                                                                                   t
Common Stock - Pension                        08/19/02    J        83            D  $46.0247     0              I  by Spouse
Common Stock - Profit Sharing                 08/23/02    J        227           D  $46.3000     0              I  by Managed Accoun
                                                                                                                   t
Common Stock - Profit Sharing                 08/23/02    J        8             D  $46.3000     0              I  by Spouse
Common Stock - Tompkins Trustco, Inc. ESOP                                                       77             D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Explanation of Responses:

-
Sale of shares of common stock owned by the Austin Hardie Wise Agency, Inc. ESOP, Money Purchase Pension Plan and Profit Sharing Pla
n, respectively.

SIGNATURE OF REPORTING PERSON
/S/ Hardie, James R.
DATE 09/10/02